

May 18, 2011

Via E-Mail
Rosa Habeila Feliz Ruiz, President
Santo Pita Corporation
Plaza Tania, Romulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

> **Re:** **Santo Pita Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on May 4, 2011**
> **File No. 333-169503**

Dear Ms. Feliz Ruiz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

1. We note the statement on pages 25 and 53 that your promoter "is willing to fund the initial operations of the Company." Please revise to clarify which planned operations and what approximate amount of funding the promoter is willing to provide. In addition, please clarify whether the promoter has the financial resources to fund the Company's $290,000 cash needs for the next 24 months.

2. We note your responses to comments three and four of our letter dated March 30, 2011, and reissue them in part. Your revisions regarding your initial marketing plan and the funding of websites from your net private offering proceeds, which appear to be less than

$10,000 as of January 31, 2011, do not appear to take into account your $290,000 in expected expenses for the next 12 months listed on page 59. Please revise to clarify the extent to which you plan to split your remaining cash between your initial marketing plan and any of the various items listed on page 59.

Risk Factors, page 10

3.   Please revise risk factor number five on page 11 to discuss the consequences should you fail to raise such funds.

4.   Please consider adding a risk factor to discuss the reliance on your promoter to fund the Company should it be unable to raise additional sources of financing.

Description of Business, page 23

5.   We note references throughout your registration statement that your www.drdentalspa.com website will be an online store when it goes live in June 2011. Please revise to clarify the nature of the store and products. For example, it's unclear how you will source and fund the inventory.

6.   We note your response to comment seven of our letter dated March 30, 2011, and we reissue it in part. To the extent material please revise to clarify whether you will charge an ongoing franchise fee and whether the $5,000 initial franchise fee includes the purchase of the Beaming White kit. Also, please advise us whether you have a form franchise agreement and whether it will be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

7.   We note your response to comment eight of our letter dated March 30, 2011, and we reissue it in part. Please revise the business and your MD&A sections to clarify the approximate costs of the information that you anticipate acquiring for your www.drdentalspa.com website. We note your existing disclosure regarding your expected costs and disclosure indicating that your website will go live next month.

Management Discussion and Analysis, page 53

8.   We note your response to comment 15 of our letter dated March 30, 2011, and we reissue it in part. Please revise to clarify what time period the table on page 59 refers to, as it appears to present expenses for the next 12 months and continuing for a total of 24 months.

Directors and Officers, page 60

9.   We note your response to comment 17 of our letter dated March 30, 2011, and we reissue it. We are unable to find the revisions that indicate Ms. Feliz Ruiz's contributions to the Company may be interrupted by her unrelated consulting and marketing businesses, as well as her studies, on pages 60 or 61.

<u>Transactions with Related Persons, Promoters and Certain Control Persons, page 62</u>

10.   We note your response to comment 18 of our letter dated March 30, 2011, and we reissue it in part. Your revised disclosure indicates that Ms. Feliz Ruiz received her shares of common stock on July 30, 2010. With a view to disclosure, please advise us who owned the Company or held shares prior to July 30, 2010, as the Company was incorporated on July 2009.

<u>Exhibits</u>

11.   Please file Exhibit 10.4 in a proper electronic format. Please refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

        You may contact Raj Rajan at (202) 551-3394 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director